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Filed by Caremark Rx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as
amended

Subject Company: Advance PCS
Subject Company Commission File No.: 000-21447

On September 2, 2003, Caremark Rx, Inc. and AdvancePCS issued the following joint press release:

[Caremark Rx, Inc. Logo]            [AdvancePCS Logo]

Caremark Rx and AdvancePCS Announce Strategic Combination
Creating $23 Billion Revenue Company

Nashville, TN and Irving, TX, September 2, 2003—Caremark Rx, Inc. (NYSE: CMX), one of the nation's leading pharmaceutical services companies, and AdvancePCS (Nasdaq: ADVP), the nation's leading health improvement company, today announced the signing of a definitive merger agreement. The transaction is valued at approximately $6 billion and creates a company with a market capitalization of $13 billion (based on each company's closing share price on September 2, 2003) and combined annual revenues of $23 billion (based on financial results reported by each company for the twelve months ended June 30, 2003).

This strategic combination of Caremark Rx and AdvancePCS joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. Specifically, these services primarily include pharmacy benefits management, specialty/biotech drug management, disease management/health improvement and analytics services that are designed to improve the quality of care and the health of participants while controlling healthcare costs.

Terms of the Agreement

Under the terms of the definitive agreement, Caremark Rx will acquire 100 percent of AdvancePCS outstanding stock. AdvancePCS shareholders will receive value equivalent to 2.15 shares of Caremark Rx stock for each AdvancePCS share, to be paid in Caremark Rx stock (90 percent) and cash (10 percent). The transaction has been unanimously approved by the Boards of Directors of both companies and is subject to certain conditions including shareholder and regulatory approvals. Following the transaction, Caremark Rx shareholders will own approximately 58 percent of the combined company and AdvancePCS shareholders will own approximately 42 percent of the combined company on a fully diluted basis. The transaction will be structured as a tax-free reorganization and will be tax-free to both companies and their respective shareholders, except for the cash to be received by AdvancePCS shareholders.

Based on financial results reported by each company for the twelve-month period ended June 30, 2003, the two companies generated a combined $876 million of EBITDA. In addition, the combined company is expected to achieve synergies of $125 million within the first twelve months after closing, resulting in a transaction that is expected to be accretive in the near term. Subsequent to the transaction closing, Caremark Rx will have an anticipated pro forma debt to EBITDA ratio of approximately 1 to 1.

"Caremark Rx and AdvancePCS are a compelling strategic fit with relatively little market overlap," said Mac Crawford, Chairman and Chief Executive Officer of Caremark Rx. "Historically, our two companies have specialized in different areas of the pharmaceutical benefits management sector. AdvancePCS has built a strong base of managed care customers while Caremark Rx has focused on the employer marketplace. Both companies are widely recognized for their skill in serving their respective customer bases. Furthermore, Caremark Rx's twenty five years of experience in specialty distribution combined with AdvancePCS' growth potential in this area should provide very attractive opportunities for us going forward. Upon completion, this combination will create a diversified customer portfolio with a balanced, clinically-focused offering that should enable us to deliver exceptional care, service and cost efficiency to our customers and their participants."

Crawford added: "From a shareholder perspective, this transaction will create a company with enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flow. Our primary focus will remain on our customers and their participants. We are committed to providing high quality, clinically focused services to the combined customer base. The bottom line is that we expect to be able to offer our customers enhanced, cost-effective products and services."

David D. Halbert, Chairman, President and Chief Executive Officer of AdvancePCS, said: "The opportunity presented by the strategic combination of these two businesses became extremely compelling as our discussions with Caremark Rx evolved. Combining each company's strengths will significantly increase our ability to deliver value to our customers in the fast-changing healthcare environment. The combined company will possess a stronger infrastructure to help customers navigate the challenges posed by rising healthcare costs, the aging population and the rapid development of new healthcare technologies with innovative, next-generation products and services while emphasizing high quality care."

The combined company's customer base will include employers, health plans, third party administrators, state and federal government agencies, Taft-Hartley groups and other health benefit plan sponsors. On a combined basis during the twelve months ended June 30, 2003, Caremark Rx and AdvancePCS managed more than 600 million prescription claims.

Enhanced Mail Order Opportunity

Mail order distribution is the fastest growing component of the pharmaceutical services industry. In light of its convenience and cost effectiveness for participants, particularly for those in need of long term medications for chronic diseases, mail order is becoming more prevalent as the U.S. population ages. According to a recent Hewitt Study, in 2002, 16 percent of PBM clients utilized mail order for certain prescriptions, up from 11 percent the previous year.

The combination of Caremark Rx's recognized expertise in providing mail order services, including its systems and facilities, with the AdvancePCS facilities, which employ many of the same industry-leading automation technologies used by Caremark Rx, will create a robust platform with the capacity to meet the increasing demand for mail order services.

Broader Portfolio of Specialty Distribution and Disease Management

Management of both companies believe that the transaction offers the opportunity to significantly enhance the depth and breadth of the specialty pharmaceutical and disease management services provided to customers of the combined entity.

Specifically, the transaction will combine services covering a broad array of specialty diseases by combining AdvancePCS' focus on diseases, such as primary pulmonary hypertension and Gaucher disease, with Caremark Rx's focus on chronic conditions, such as hemophilia, multiple sclerosis, Hepatitis C and rheumatoid arthritis. This range of products will allow the combined entity to provide a highly robust offering of specialty services to assist plan sponsors in controlling the high costs associated with these diseases.

The combination will provide increased focus on complex, chronic conditions by uniting Caremark Rx's disease management programs, CarePatterns, with AdvancePCS' offering in this area—specifically the widely recognized specialty disease management programs of Accordant Health Services. This combination will offer customers a proactive patient care model that can significantly minimize the occurrence of costly medical events and improve quality of life. The combined entity will offer programs that carry both physician and participant accreditation from the National Counsel on Quality and Assurance (NCQA). In addition, the combination of AdvancePCS' disease management programs with Caremark Rx's specialty distribution therapies is expected to provide a unique solution to customers seeking a more complete approach.

Conference Call and Webcast Information for Investors and Media

The companies will host a conference call and webcast for the investment community on September 3, 2003. The event can be accessed via webcast at www.caremark.com or www.advancepcs.com. The slides used for this presentation will be available on each company's website immediately prior to the start of the event.

Details for the conference call are as follows:

Date: Time: Toll Number: Toll-Free Number: Leader: Replay Number: Passcode:	September 3, 2003 8:30 A.M. Eastern Time 913-981-5523 800-289-0529 Mac Crawford 719-457-0820 712677

The transcript of the call will be archived on Caremark Rx's Investor website. A taped replay of the call will also be available beginning at 10:30 A.M. Eastern Time on September 3, 2003, until 11:59 P.M. Eastern Time, September 10, 2003, by calling the replay number listed above.

Caremark Rx was provided financial advice by J.P. Morgan Securities and UBS and AdvancePCS was advised by Banc of America Securities and received fairness opinions from Banc of America Securities and Merrill Lynch & Co.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in AdvancePCS' fiscal 2003 10K-A Amendment No. 2. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

About Caremark Rx, Inc.

Caremark Rx, Inc. is a leading pharmaceutical services company, providing comprehensive drug benefit services through its affiliate Caremark Inc. to over 1,200 health plan sponsors and their participants throughout the U.S. Caremark's clients include corporate health plans, managed care organizations, insurance companies, unions, government agencies and other funded benefit plans. The company operates a national retail pharmacy network with over 55,000 participating pharmacies, four state-of-the-art mail service pharmacies, the industry's only FDA-regulated repackaging plant and nineteen specialty distribution mail service pharmacies for delivery of advanced medications to individuals with chronic or genetic diseases and disorders.

About AdvancePCS

AdvancePCS (www.advancepcs.com) is the nation's largest independent provider of health improvement services. AdvancePCS offers health plans a wide range of health improvement products and services designed to improve the quality of care delivered to health plan members and manage costs.

The company's capabilities include integrated mail service and retail pharmacy networks, innovative clinical services, customized disease management programs, specialty pharmacy, outcomes research, information management, prescription drug services for the uninsured and online health information for consumers. AdvancePCS clients include Blue Cross and Blue Shield organizations, insurance companies and HMOs, Fortune 500 employers, Taft-Hartley groups, third-party administrators, state and local governments, and other health plan sponsors.

AdvancePCS is listed as both a Fortune 500 and a Fortune 500 Global company. AdvancePCS is ranked by Fortune magazine as one of America's 100 fastest-growing public companies and is included on the Forbes Platinum 400 list of best big companies. AdvancePCS earned the No. 3 spot on the Barron's 500 list of best performing companies.

Contacts:

Caremark

Investors:

Pete Clemens
SVP of Finance
205/982-4004

Ryan Hall
VP of Finance
205/982-4140

Media:

Robert Mead
Gavin Anderson
212/515-1960

Gerard Carney
Gavin Anderson
212/515-1941

AdvancePCS

Investors:
Leslie Simmons
SVP, Corporate Communications
469/524-7970

John Jennings
VP, Investor Relations
469/524-7235

Media:
Dale Thomas
Manager, Public Relations
480/614-7212

Safe Harbor Statement

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Additional information about Caremark Rx is available on the World Wide Web at http://www.caremark.com. Additional information about AdvancePCS is available on the World Wide Web at http://advancepcs.com.

(Table Follows)

Table

The following table provides selected financial information for Caremark Rx and AdvancePCS. The information is derived from information obtained from Forms 10-K and Forms 10-Q filed by the respective companies with the Securities and Exchange Commission.

For the twelve months ended June 30, 2003:

(in millions, except earnings per share)

	Caremark Rx	AdvancePCS
Net revenue	$7,932.6	$14,679.6
EBITDA (1)	$488.6	$387.0
Pre-tax income from continuing operations	$407.1	$299.9
Income from continuing operations (2)	$244.3	$181.4
Average shares outstanding — diluted	262.8	97.2
Earnings per share — diluted	$0.93	$1.87
Mail Prescriptions filled	22	16
Retail prescriptions filled	81	492

Note that upon closing of the acquisition, the combined company will be required to recognize certain additional expenses as a result of the transaction. Two such items are stock option expense for options granted to AdvancePCS employees that will vest after the transaction closes (estimated to total approximately $60-$65 million over five years, with approximately $37-$40 million of this amount being recorded in the year following the transaction) and amortization expense related to certain identifiable intangible assets acquired in the transaction (estimated to be approximately $35 million annually, which is the incremental amount over what AdvancePCS is currently recognizing). Additionally, the company may be required to record additional expenses related to costs incurred in the transaction or subsequent to the closing.

1)
EBITDA is an acronym for "Earnings Before Interest, Taxes, Depreciation and Amortization" and can be calculated by adding interest expense, depreciation and amortization back to the amounts of pre-tax income from continuing operations reported by Caremark Rx and AdvancePCS. Caremark Rx and AdvancePCS believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate a company's overall operating performance, its ability to incur and service debt and its capacity for making capital expenditures. Caremark Rx and AdvancePCS use EBITDA, in addition to operating income and cash flows from operating activities, to assess their performance and believe that it is important for investors to be able to evaluate their companies using the same measures used by their management.

EBITDA does not represent funds available for the companies' discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under GAAP. The items excluded from EBITDA are significant components of the companies' statements of income and must be considered in performing a comprehensive assessment of the companies' overall financial performance. EBITDA and the associated year-to-year trends should not be considered in isolation. The companies' calculations of EBITDA may not be consistent with calculations of EBITDA made by other companies.

2)
Caremark Rx's income from continuing operations and earnings per share for the twelve months ended June 30, 2003, were computed using a 40 percent effective income tax rate. The aggregate income tax amounts recognized in Caremark Rx's income statements filed with the Securities and Exchange Commission during this period was a net benefit of approximately $418 million due to Caremark Rx's reducing the valuation allowance on its net deferred income tax asset in the fourth quarter of 2002 to reflect a change in management's assessment of the amount expected to be utilized to offset future amounts of taxable income. While this change resulted in Caremark Rx's recording its provision for income taxes at a rate significantly different than the statutory rate in effect during the twelve months ended June 30, 2003, there was no impact on the cash income taxes Caremark Rx expects to pay.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to its employees concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

A Letter to Caremark Employees

September 2, 2003

Dear Caremark Employees:

I am pleased to inform you that today Caremark and AdvancePCS have announced a definitive agreement under which Caremark will acquire AdvancePCS.

The transaction joins two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. The combination will create a diversified customer portfolio with a balanced, clinically focused offering that should enable us to deliver exceptional care, service and cost efficiency to our customers and their participants.

From a financial standpoint, this transaction will also create a very strong company offering even greater career opportunities for employees. After the transaction closes, the combined company is expected to have a strong income statement and balance sheet as well as substantial cash flows.

The acquisition has been unanimously approved by the Board of Directors of both companies and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

Through the acquisition of AdvancePCS, Caremark will clearly achieve another milestone in our mission to become the nation's leading health management solutions provider, enabling individuals and plan sponsors to maximize their health care investment.

While historically our two companies have specialized in different segments of the PBM business, AdvancePCS' focus on the managed care customer is an excellent fit with our concentration on the employer marketplace. Furthermore, we believe that by enhancing our competitive positioning and by introducing a wider scope of services, this transaction will help Caremark achieve better value for clients that should translate into prescription drug savings for participating federal, state, municipal and corporate employees and their families.

Through this transaction, Caremark's mail penetration techniques will also help accelerate AdvancePCS' customers' use of home delivery service and thereby lower their drug spend. The acquisition also offers the opportunity to significantly enhance the depth and breadth of our specialty pharmaceutical and disease management services. Subsequent to the close of this transaction, we will cover a broad array of specialty diseases by combining AdvancePCS focus on rare diseases with Caremark's focus on higher frequency, chronic conditions. By joining together, we will enhance the quality of life and productivity for the individuals who are most affected by the diseases—all while reducing the overall cost of treatment.

I thank you all for your contribution to making Caremark the corporation it is today and look forward to continuing to work with each of you to make this a successful transaction, as we together take Caremark to the next level.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer

Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to its stockholders concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

A Letter to Caremark Shareholders

September 2, 2003

All Caremark Shareholders:

I am pleased to inform you that today Caremark Rx, Inc. has announced a definitive agreement under which Caremark will acquire 100% of AdvancePCS in a transaction valued at approximately $6 billion based on Caremark's closing share price on September 2, 2003.

In acquiring AdvancePCS, we join together two highly complementary organizations in our competitive business of providing pharmaceutical and health improvement services to the public and private sectors. When complete, this transaction will provide Caremark with a more diversified customer portfolio and a balanced, clinically focused offering that will enable us to deliver exceptional care, service and cost efficiency to our customers and their participants.

Under the terms of the definitive agreement, Caremark shareholders will receive a value of 2.15 shares of Caremark stock for each AdvancePCS share with 10 percent of such consideration being offered in the form of cash. Following the transaction, Caremark shareholders will own approximately 58 percent and AdvancePCS shareholders will own approximately 42 percent of the combined company. The transaction will be tax-free to both companies and our shareholders.

For shareholders, we expect this acquisition to be accretive in the short term, creating a company with enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flows. In fact, we expect that free cash flow from operations will exceed $1 billion annually.

While historically our two companies have specialized in different areas of the PBM sector, with AdvancePCS focusing on the managed care customers and Caremark focusing on the employer marketplace, our clients will now benefit from the combination of these two concentrations into one significantly more efficient organization. Moreover, we believe that our strong mail order focus and enhanced disease management and specialty pharmaceutical services will help to further accelerate AdvancePCS' customers' use of these services, resulting in enhanced benefits to clients and shareholders alike.

The transaction has been unanimously approved by the Boards of Directors of both companies, and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

Clearly, the acquisition of AdvancePCS represents another milestone in our mission to become the nation's leading health management solutions provider, enabling individuals and plan sponsors to maximize their health care investment. It also reflects our commitment to building long term value for you, our shareholders.

I look forward to receiving your support for this important transaction.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer
Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to its clients concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

A Letter to Caremark Clients

September 2, 2003

Dear [Client]:

I am pleased to inform you that today, Caremark Rx, Inc. and AdvancePCS have announced a definitive agreement under which Caremark will acquire AdvancePCS. By combining our two organizations, this transaction gives us the opportunity to create a uniquely positioned company in the competitive pharmacy benefit, specialty pharmacy, and disease management industry.

We believe this transaction will be very attractive to you and your participants as it enhances our ability to deliver innovative products and services designed to reduce your healthcare costs. While you are familiar with our many capabilities, the combined entity will bring you an extensive portfolio of services. Specifically, these services include pharmacy benefit management, the distribution of specialty drugs, disease management and health information and analytics that are designed to improve the quality of care and health of participants while controlling healthcare costs.

Both organizations have strong reputations for delivering excellent customer and participant service, and combined have several notable quality distinctions including:

  1.
  Ranked by PBMI (Pharmacy Benefit Management Institute) for highest Overall Satisfaction among the largest independent PBMs, resulting in high client retention rates

  2.
  Awarded Full NCQA (National Committee for Quality Assurance) Disease Management accreditation in more than 19 chronic diseases

  3.
  Industry leading clinical programs with proven and published outcomes

  4.
  17 JCAHO (Joint Commission on Accreditation of Healthcare Organizations) accredited specialty pharmacies

  5.
  ISO 9001:2000 Quality Certification for the Scottsdale Data Center

  6.
  Proven tools and programs designed to consistently maintain managed pharmacy trend rates below national averages

The acquisition has been unanimously approved by our Board of Directors and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

I personally want to assure you that we are committed to ensuring a seamless, efficient integration that will maintain exceptional service levels for you and your participants.

Page Two

We are not planning any major claims processing or system changes, or changes to your account management team. I have asked your National Account Executive to follow-up with you regarding this announcement.

Our clients are extremely important to us. We recognize that you have many options in choosing your PBM provider and I thank you for choosing Caremark.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer
Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to its consultants concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

A Letter to Caremark Rx Consultants

September 2, 2003

Dear Consultant:

I am pleased to inform you that today, Caremark Rx and AdvancePCS have announced a definitive agreement under which Caremark will acquire AdvancePCS. By combining our two organizations, this transaction gives us the opportunity to create a uniquely positioned company in the competitive pharmacy benefit, specialty pharmacy, and disease management industry.

We believe this transaction will be very attractive to our clients as it enhances our ability to deliver innovative products and services designed to reduce their healthcare costs. While you are familiar with our many capabilities, the combined entity will bring our clients an extensive portfolio of services. Specifically, these services include pharmacy benefit management, including the distribution of specialty drugs, disease management and health information and analytics that are designed to improve the quality of care and health of participants while controlling chronic healthcare costs.

We appreciate the ongoing guidance you provide to us and to our clients. As independent consultants, you have a unique vantage point from which to observe our industry, our business practices and our levels of service. Caremark and AdvancePCS share a respect for your counsel and will continue to rely on it to ensure that we are providing our clients with the best service possible.

Both organizations have strong reputations for delivering exceptional service and care and combined have garnered several notable distinctions and milestones including:

  1.
  Highest Overall Satisfaction ranking among the largest independent PBMs, from PBMI (Pharmacy Benefit Management Institute).

  2.
  Full NCQA (National Committee for Quality Assurance) Disease Management accreditation in more than 19 chronic diseases.

  3.
  Numerous Industry leading clinical programs with proven and published outcomes.

  4.
  17 JCAHO (Joint Commission on Accreditation of Healthcare Organizations) accredited specialty pharmacies.

  5.
  ISO 9001:2000 Quality Certification for the Scottsdale Data Center.

  6.
  Proven portfolio of tools and programs designed to consistently maintain managed pharmacy trend rates below national averages.

The acquisition has been unanimously approved by our Board of Directors and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

I personally want to assure you that we are committed to implementing a seamless, efficient integration that will maintain exceptional service levels for our clients. We are not planning any major claims processing or system changes, or changes to our account management teams.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer
Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to its banks and lenders concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

A Letter to Banks and Lenders:

September 2, 2003

Dear Contact:

I am writing to inform you that today Caremark Rx, Inc. Caremark Rx, Inc. has announced a definitive agreement under which Caremark will acquire 100% of AdvancePCS in a transaction valued at approximately $6 billion, based on Caremark's closing share price on September 2, 2003.

In acquiring AdvancePCS, we join together two highly complementary organizations in our competitive business of providing pharmaceutical and health improvement services to the public and private sectors. When complete, this transaction will provide Caremark with a more diversified customer portfolio and a balanced, clinically focused offering that will enable us to deliver exceptional care, service and cost efficiency to our customers and their participants.

Under the terms of the definitive agreement, AdvancePCS shareholders will receive a value of 2.15 shares of Caremark stock for each AdvancePCS share with 10 percent of such consideration being offered in the form of cash. Following the transaction, Caremark shareholders will own 58 percent of the combined company and AdvancePCS shareholders will own 42 percent. The transaction will be tax-free to both companies and our shareholders.

We expect this acquisition to be accretive in the short term, creating a company with enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flow.

While historically, our two companies have specialized in different areas of the PBM sector, with AdvancePCS focusing on the managed care customer, and Caremark focusing on the employer marketplace, our clients will now benefit from the combination of these two concentrations into one significantly more efficient organization.

The transaction has been unanimously approved by the Boards of Directors of both companies, and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

Clearly, the acquisition of AdvancePCS represents another milestone in our mission to become the nation's leading health management solutions provider, enabling individuals and plan sponsors to maximize their health care investment.

I look forward to receiving your support for this important transaction.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer
Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to the Pharmaceutical Care Management Association concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

September 2, 2003

Mr. Mark Merritt
President and Chief Executive Officer
Pharmaceutical Care Management Association
601 Pennsylvania Avenue, NW
Suite 740
Washington, DC 20004

Dear Mark:

We are pleased to inform you that Caremark Rx, Inc., and AdvancePCS today announced a definitive agreement under which Caremark will acquire 100 percent of AdvancePCS. This transaction joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors.

By enhancing our competitive position, this transaction is expected to help Caremark achieve better value for clients that should translate into savings for participating federal, state, municipal and corporate employees and their families across the country. From mail order to disease management and specialty distribution programs, the complementary offerings of Caremark and AdvancePCS will create broader and more robust new services that will enhance the quality of service, while controlling healthcare costs.

The transaction has been unanimously approved by the Boards of Directors of both companies and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

We are confident that this combination is in the interests of the entire industry, as we will demonstrate even more dramatically the valuable role PBMs play in improving safety, delivering cost savings and enhancing the quality of life for plan participants. Furthermore, we are excited that our new breadth of services and programs will lend even greater influence to our industry and PCMA in the policy arena.

As you know, PBM customers will continue to enjoy a myriad of choices after the transaction, as we continue to compete against scores of other PBMs, as well as insurance companies and retail chains that offer PBM services. We look forward to your active support during this process and to your continued advocacy on behalf of our highly competitive industry.

If you have any questions or concerns, please feel free to contact us.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer
Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This letter contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this letter may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this letter.

On September 2, 2003, Caremark Rx, Inc. distributed the following document to members of the Pharmacy and Therapeutics Committee concerning the proposed transaction with AdvancePCS:

[Caremark Rx, Inc. Logo]

September 2, 2003

Dear [Member of P&T Committee]:

I am excited to inform you that Caremark Rx, Inc. and AdvancePCS today announced a definitive agreement under which Caremark will acquire AdvancePCS.

The transaction gives us the opportunity to create a stronger force in the intensely competitive pharmaceutical services industry by combining two highly complementary organizations. Together, we will process over 620 million prescriptions and offer customers an unsurpassed range of health improvement services.

The acquisition has been unanimously approved by our Board of Directors and is currently expected to close in 2004, subject to certain conditions, including shareholder and regulatory approvals.

As a member of the Pharmacy and Therapeutics Committee, you are directly responsible for the superior competitive position we currently enjoy. And because your contributions and those of your fellow committee members foster the high level of service and value that we provide to our clients and participants every day, we will not, in any way, allow this combination to interfere with the critical and objective work you do.

Through the combination of AdvancePCS, Caremark will clearly achieve another milestone in our mission to become the nation's leading health management solutions provider, enabling individuals and plan sponsors to maximize their health care investment.

While historically our two companies have specialized in different segments of the PBM business, AdvancePCS' focus on the managed care customer is an excellent fit with our concentration on the corporate marketplace. Furthermore, we believe that by enhancing our competitive positioning and by introducing a wider scope of services, this transaction will help Caremark achieve better value for clients that should translate into prescription drug savings participants of federal, state and municipal and corporate employees and their families.

Through this transaction, Caremark's mail penetration techniques will also help accelerate AdvancePCS' customers' use of home delivery service, and thereby lower their drug spend. The acquisition also offers the opportunity to significantly enhance the depth and breadth of our specialty pharmaceutical and disease management services. Subsequent to the close of this transaction, we will cover a broad array of specialty diseases by combining AdvancePCS' focus on rare diseases with Caremark's focus on higher frequency, chronic conditions. By joining together, we will enhance the quality of life and productivity for the individuals who are most affected by the diseases—all while reducing the overall cost of treatment.

We look forward to continuing to work with each of you to make this a successful transaction as, together, we take Caremark to the next level.

Sincerely,

/s/ Mac Crawford

Mac Crawford
Chairman & Chief Executive Officer

Caremark Rx, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This letter contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for expansion and development. These statements are based on the current expectations of management of both companies. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward looking events discussed in this letter may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this letter.

On September 3, 2003, Caremark Rx, Inc. placed the following information concerning the proposed transaction with AdvancePCS on its company website:

Combined Companies Fact Sheet

Caremark Rx, AdvancePCS and other PBMs play a vital role in the U.S. healthcare system by providing innovative pharmaceutical care programs that enhance the quality of life and health for customers, while reducing cost. PBMs drive down pharmaceutical costs by employing sophisticated clinical programs, obtaining volume discounts and promoting the use of less expensive generic drugs, thereby passing the savings onto customers. By offering both retail and mail order services, plan participants also enjoy greater convenience and flexibility in meeting their pharmacy needs. The value, benefit, convenience and cost savings that PBMs accomplish has accounted for strong demand for their services.

Caremark Rx:

Caremark Rx (NYSE: CMX) (www.caremark.com) is a leading pharmaceutical services company, providing comprehensive drug benefit services and sophisticated clinical programs through its affiliate Caremark Inc. to over 1,200 health plan sponsors and their participants throughout the U.S.

Executive Leadership:
Mac Crawford, Chairman & Chief Executive Officer
A.D. Frazier, President & Chief Operating Officer
Howard A. McLure, EVP, Chief Financial Officer

Service Offerings:

  •
  Integrated prescription benefit programs including retail and mail pharmacy

  •
  National retail pharmacy network with electronic claims processing

  •
  Specialized therapeutic services centered on the delivery of biotech pharmaceuticals and related support services for patients clinical outcomes, including disease state management

  •
  Healthcare data management, analysis, and reporting

  •
  Prescription drug benefit plan design consultation

  •
  Comprehensive portfolio of clinical programs including formulary management, drug utilization review, retrospective and concurrent case management, physician profiling, and disease management for a variety of diseases and conditions

  •
  Paper claims administration

Employees:
4,900

Locations:
Customer Service Call Centers—Kansas City, MO, San Antonio, TX
Mail Service Pharmacies—FL, IL, AZ, TX
Specialty Pharmacies—IL, CA, GA, MD, PR, TX (2), MA, MI, AL, HI, KS, NJ, PA, NC, WA, FL, OK, AL

Headquarters:
Nashville, TN

AdvancePCS:

AdvancePCS (Nasdaq:ADVP) (www.advancepcs.com) is a large independent provider of health improvement services. AdvancePCS offers health plans a wide range of health improvement products and services designed to improve the quality of care delivered to health plan members and manage costs.

Executive Leadership:
David D. Halbert, Chairman and Chief Executive Officer
Jon S. Halbert, Vice Chairman

Service Offerings:

  •
  Fully integrated pharmacy benefit services

  •
  Mail order and online pharmacies

  •
  Pharmaceutical discount card programs for the uninsured

  •
  Customized disease management programs

  •
  Clinical trials and health outcomes research

  •
  Sophisticated pharmaceutical market research

  •
  Comprehensive specialty pharmacy products and services

Employees:
5,900

Wholly Owned Subsidiaries and Major Locations:
Largest office—Scottsdale, AZ
Federal affairs office—Washington, DC
Mail service pharmacies—Fort Worth, TX; Birmingham, AL; Wilkes-Barre, PA
Customer care centers—Scottsdale, AZ; Richardson, TX; Mather, CA; Knoxville, TN
Regional sales offices—AZ, CA, CT, GA, IL, KS, MA, MN, NY, OH, PA, TX, Puerto Rico
AdvancePCS Data Services—Dallas, TX
AdvancePCS Integrated Clinical Services—Hunt Valley, MD and Minneapolis, MN
Baumel-Eisner Neuromedical Institute—Bay Harbor, Tamarac, and Boca Raton, FL
Consumer Health Interactive—San Francisco, CA
FFI Health Services—Cleveland, OH; Folsom, CA; Tampa, FL
Innovative Medical Research—Towson, MD and Atlanta, GA
TheraCom—Bethesda, MD

Corporate Headquarters:
Irving, TX

On September 3, 2003, Caremark Rx, Inc. placed the following information concerning the proposed transaction with AdvancePCS on its website:

Frequently Asked Questions

Q. Why does this transaction make sense?

A. The combination of Caremark Rx, Inc. and AdvancePCS joins together two highly complementary organizations in the competitive business of providing pharmaceutical and health improvement services to both the public and private sectors. The combination will create a diversified customer portfolio with a balanced, clinically focused offering that should enable us to deliver exceptional care, service and cost efficiency to our customers and their participants.

Q. When will the transaction close?

A. This transaction has been approved by the Boards of Directors of both companies and is subject to certain conditions including shareholder and regulatory approvals. However, we cannot predict the exact timing for the completion of this transaction.

Q. What are the terms of the deal and consideration being offered?

A. Under the terms of the definitive agreement, AdvancePCS shareholders will receive value equivalent to 2.15 shares of Caremark stock for each AdvancePCS share, to be paid in Caremark stock and cash, with 10 percent of the overall consideration in the form of cash. The 10 percent cash component will be based on Caremark's average closing stock price for the five day period prior to transaction closing. The transaction will be tax-free to both companies and their respective shareholders.

Q. Will there be additional growth opportunities for the combined Company?

A. This combination is expected to create a company with enhanced growth opportunities stemming from a balanced business model, improved financial flexibility and exceptional cash flow.

For example, Caremark's mail penetration techniques will help to accelerate AdvancePCS' customers' use of home delivery service, and help lower their drug spend. Management also views the transaction as an opportunity to significantly enhance the depth and breadth of the specialty pharmaceutical and disease management programs and services provided to customers.

Q. Who will comprise the management team of the new Company?

A. Following the merger with AdvancePCS, Mac Crawford will continue to serve as Chairman and Chief Executive Officer of the combined company. AD Frazier will continue to serve as President and Chief Operating Officer and Howard McClure will continue to serve as Chief Financial Officer of Caremark.

Q. Will there be any changes to client service levels?

A. Caremark and AdvancePCS are firmly committed to ensuring that this transaction will not disrupt service levels for our customers and their members. We will continue to operate both companies' claims processing and other major systems simultaneously. We are committed to developing a best in class customer service organization, which would mean that our client's dedicated, strong account services leaders and teams should remain intact.

Additional Information and Where to Find It:

        Caremark Rx intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of Caremark Rx and AdvancePCS are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Caremark Rx, AdvancePCS and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's website at www.sec.gov. A free copy of the joint proxy statement/prospectus when it becomes available may also be obtained from Caremark Rx, 3000 Galleria Tower, Suite 1000, Birmingham, AL 35244 or AdvancePCS, 750 W. John W. Carpenter Freeway, Suite 1200, Irving, TX 75039.

        Caremark Rx, AdvancePCS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of Caremark Rx and their ownership of Caremark Rx shares is set forth in the proxy statement for Caremark Rx's 2003 annual meeting of stockholders. Information about the directors and executive officers of AdvancePCS and their ownership of AdvancePCS stock is set forth in the proxy statement for AdvancePCS' annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

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Caremark Rx and AdvancePCS Announce Strategic Combination Creating $23 Billion Revenue Company